UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-112428

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWS AMERICA CONSOLIDATED

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

News America Consolidated Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America Consolidated Savings Plan

We have audited the accompanying statements of net assets available for benefits of News America Consolidated Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2012

News America Consolidated Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value
Mutual funds:
U.S. equity	$156,576,882	$164,484,395
International equity	18,951,930	21,894,324
Fixed income	38,700,198	38,424,482
Lifecycle	103,272,767	96,174,079
Brokerage link	7,091,520	6,387,696
Money market and treasury funds	66,049,884	59,066,275
News Corporation common stock	9,396,764	8,812,264

Total investments at fair value	400,039,945	395,243,515

Notes receivable from participants	7,283,511	6,806,974
Employee contribution receivable	363,306	351,350
Employer contribution receivable	5,121,359	5,046,286

Net assets available for benefits	$412,808,121	$407,448,125

See accompanying notes.

News America Consolidated Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Dividends and interest income	$10,607,910
Contributions:
Participants, including rollovers	26,178,113
Employer	15,829,732

Total contributions	42,007,845

Total additions	52,615,755

Deductions
Benefits paid to participants	33,731,069
Administrative fees	47,529

Total deductions	33,778,598

Net realized and unrealized depreciation in fair value of investments	(13,477,161)

Net increase	5,359,996

Net assets available for benefits:
Beginning of year	407,448,125

End of year	$412,808,121

See accompanying notes.

News America Consolidated Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of Plan

The following description of the News America Consolidated Savings Plan (the “Plan”) provides general information about the Plan’s provisions. News America Incorporated (the “Company”) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was created to cover only salaried employees, and was named News America Savings Plan. As of December 31, 2011, the Plan covered substantially all employees of the Company and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity”) and UBS Financial Services (“UBS”). UBS serves as the Plan’s trustee for certain self-directed brokerage account investments which were transferred from the Plan that were invested by participants prior to December 31, 2001. All other investments are held by Fidelity. Among other duties, Fidelity and UBS (collectively referred to as the “Trustees”) are responsible for the custody, record-keeping and investing of Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

401k Eligibility for all but New York Post Union Employees

All employees, with the exception of New York Post Union employees, age 21 or older paid on a salary basis are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Participants with a hire date on or after February 1, 2007 will be automatically enrolled in the Plan at a contribution rate of 3% of their pretax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

New York Post Union Eligibility

With the exception of the Mailers Union, all New York Post employees who are members of the unions and have completed six months of service, along with the completion of 500 or more hours with the Company, are eligible to participate in the Plan. The Mailers Union requires the completion of one year of service, along with the completion of 50 or more shifts with the Company to be eligible to participate in the Plan.

HarperCollins Retirement Account (“RAP”) Eligibility

All employees of HarperCollins Publishers are eligible to receive a RAP contribution, provided they were hired prior to January 1, 2008, have attained the age of 21 and are scheduled to complete at least 1,000 hours of service within a 12-month period.

401k Contributions and Vesting for all but New York Post Union Employees

Each year, Plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pretax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. The Plan also permits catch-up contributions up to the IRS maximum ($5,500 in 2011).

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed. In addition, the Company makes a 2% non-elective contribution of eligible compensation for those hired on or after January 1, 2008.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Participants employed prior to January 1, 2008 will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements. The employer match vesting schedule was changed to two-year cliff vesting. If a participant was hired or rehired (by the Company or an affiliate) on or after January 1, 2008, he or she will vest in the Company matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

Eligibility to receive the 2% non-elective contribution extends to participants that (a) were hired or rehired on or after January 1, 2008, (b) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that does not maintain or contribute to an employer-sponsored defined benefit plan, or (c) transferred to the Company (or a participating employer) from an affiliate of the Company (including from outside the U.S.) that maintains or contributes to an employer-sponsored defined benefit plan, in which the participant was not an active participant immediately prior to his or her transfer. Each participant shall have a fully 100% vested interest in his or her employer non-elective contribution account upon the attainment of three years of service.

The 2% non-elective contribution follows three-year cliff vesting, according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions and Vesting for New York Post Union

The Company contributes a profit sharing contribution to each eligible employee’s account based on each specific participating union’s bargaining agreement. Some of the unions are based on an amount per shift up to a maximum per week and per year. Other unions use a percentage of eligible pay up to an annual maximum. These contributions are independent to the employee’s deferral election and are immediately vested along with the earnings thereon.

Contributions and Vesting for HarperCollins Retirement Account

In addition to the participants’ 401k contributions, HarperCollins Publishers makes contributions to the Plan on behalf of eligible participating HarperCollins Publishers employees according to a specified table of percentages that is based on age and years of service. Participants are fully vested in the RAP pre-2008 contributions after completing their fifth year of service as defined in the Plan document. The RAP post-2008 contributions are vested after their third year of service as defined in the Plan document.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record his or her pretax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Forfeitures

Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the year ended December 31, 2011 were $591,488. Forfeitures of $539,952 were used to offset 2011 employer contributions. The total unallocated forfeitures amount in the Plan at December 31, 2011 and 2010 is $1,361,309 and $1,309,773, respectively.

Notes Receivable from Participants

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance, except for transferred assets from the HarperCollins Retirement Account Plan. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

At December 31, 2011, interest rates ranged from 4.25% to 9.50%. Participants are required to repay outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, a qualified rollover to an IRA or another employer’s tax qualified retirement plan or an installment payment for retirees, subject to certain restrictions as defined in the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

Certain expenses incurred by the Plan are paid by the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. ASU 2010-06 was effective for reporting periods beginning after December 15, 2009, except that the requirement to present changes in Level 3 measurements on a gross basis was effective for periods beginning after December 31, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion of fair value measurements.

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31
	2011	2010
Fidelity Growth Company	$42,531,958	$44,112,899
PIMCO Total Return Institutional	38,700,199	38,424,482
Fidelity Freedom 2010	31,509,883	33,174,320
Spartan 500 Index Adv	48,798,961	48,761,976
Fidelity Institutional Money Market	64,566,178	57,634,339
MFS Value R4	23,822,512	25,441,672

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

Year Ended December 31, 2011
UBS Self Directed Accounts	$13,382
BrokerageLink	(30,190)
AF Europac Growth R5	(1,689,688)
AF Europac Growth R6	(494,384)
AF New Perspect R5	(487,540)
AF New Perspect R6	(102,964)
Allianz Small Cap Value Fund I	(258,763)
Fidelity Freedom 2000	(6,943)
Fidelity Freedom 2010	(1,092,346)
Fidelity Freedom 2015	(167,232)
Fidelity Freedom 2020	(868,920)
Fidelity Freedom 2025	(577,514)
Fidelity Freedom 2030	(863,989)
Fidelity Freedom 2035	(490,210)
Fidelity Freedom 2040	(871,648)
Fidelity Freedom 2045	(458,232)
Fidelity Freedom 2050	(490,005)
Fidelity Freedom Income	(6,427)
Fidelity Growth Company	136,633
Fidelity Growth Company K	(1,312,532)
Hartford Cap App Y	(1,537,442)
MSIF Small Cap Growth I	(525,964)
MSIF Midcap Growth I	(2,183,952)
MFS Value R4	(465,510)
News Corporation Stock Class A (nonvoting)	1,117,281
News Corporation Stock Class B (voting)	433,568
Perkins Mid Cp Val I	(157,506)
PIMCO Total Return Institutional	54,644
Spartan 500 Index Adv	(1,929,169)
Spartan 500 Index Inst	1,932,562
Spartan Intl Ind Advan	(96,161)

$(13,477,161)

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The Plan classifies its investments as of December 31, 2011 and 2010 based upon a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 2). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). Mutual funds and common stock investments are stated at quoted market prices. Money market and treasury funds are valued at cost plus interest earned, which approximates fair value. As of December 31, 2011 and 2010, all investments have been classified as Level 1.

5. Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

The Plan’s investment in News Corporation Common Stock amounted to $9,396,764 and $8,812,264 as of December 31, 2011 and 2010, respectively. Such investments represented approximately 2.3% and 2.2% of the Plan’s total investments as of December 31, 2011 and 2010, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the News Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC on August 15, 2011.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as the financial condition of News Corporation, interest rate, market volatility and credit risks. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

6. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the plan sponsor’s ordinary and preferred stock funds, as well as its investments in the common stock of various subsidiaries of the plan sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $283,825,100 and $269,510,151 as of December 31, 2011 and 2010, respectively. Fees paid by the plan sponsor for the years ended December 31, 2011 and 2010 were not significant.

News America Consolidated Savings Plan

Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the IRS dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and the Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Supplemental Schedule

News America Consolidated Savings Plan

EIN #13-3249610            Plan #006

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Fidelity Held Assets
* BrokerageLink	Various Self-Directed Investments	$7,091,520
AF Europac Growth R6	350,781.637 Shares	12,322,959
AF New Perspect R6	235,178.408 Shares	6,149,915
Allianz Small Cap Value Fund I	392,192.398 Shares	11,444,174
* Fidelity Freedom 2000	150,699.694 Shares	1,790,312
* Fidelity Freedom 2010	2,405,334.616 Shares	31,509,883
* Fidelity Freedom 2015	419,070.374 Shares	4,580,439
* Fidelity Freedom 2020	1,280,942.315 Shares	16,805,963
* Fidelity Freedom 2025	809,756.298 Shares	8,753,466
* Fidelity Freedom 2030	907,517.767 Shares	11,652,528
* Fidelity Freedom 2035	559,268.535 Shares	5,900,283
* Fidelity Freedom 2040	1,377,017.424 Shares	10,134,848
* Fidelity Freedom 2045	577,405.771 Shares	5,017,656
* Fidelity Freedom 2050	638,666.665 Shares	5,454,213
* Fidelity Freedom Income	148,858.980 Shares	1,673,175
* Fidelity Growth Company K	526,320.477 Shares	42,531,958
* Fidelity Institutional Money Market	64,566,177.870 Shares	64,566,178
Hartford Cap App Y	241,819.899 Shares	7,564,127
MFS Value R4	1,064,455.410 Shares	23,822,512
MSIF Small Cap Growth I	334,373.538 Shares	4,226,482
MSIF Midcap Growth I	508,967.407 Shares	16,755,207
* News Corporation Stock Class A (nonvoting)	393,088.285 Shares	5,557,499
* News Corporation Stock Class B (voting)	318,501.818 Shares	3,766,478
Perkins Mid Cp Val I	71,033.820 Shares	1,433,463
PIMCO Total Return Institutional	3,560,275.849 Shares	38,700,199
* Spartan 500 Index Inst	1,096,605.860 Shares	48,798,961
* Spartan Intl Ind Advan	16,102.701 Shares	479,055
* Fidelity Institutional Cash Portfolio		404,387

Total Fidelity Held Assets Total at End of Year		398,887,840

UBS Held Assets
* News Corporation Stock Class A (non-voting)		72,787
UBS Select Treasury		1,079,318

Total UBS Held Total at End of Year		1,152,105

Total Investments per Financial Statements		$400,039,945

* Participant loans	Interest Rates 4.25% to 9.50%	$7,283,511

Total Assets Held at End of Year		$407,323,456

* Party-in-Interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA CONSOLIDATED SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Senior Vice President, Benefits,
News America Incorporated

Date: June 25, 2012

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP